UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39080

CUSIP Number 73931J109

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

PowerFleet, Inc.
Full Name of Registrant Not Applicable
Former Name if Applicable 123 Tice Boulevard
Address of Principal Executive Office (Street and Number) Woodcliff Lake, New Jersey 07677
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PowerFleet, Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2023 (the “Form 10-Q”) by November 9, 2023, the original due date for such filing, without unreasonable effort or expense, due to delays in compiling and reviewing certain information included in the Form 10-Q resulting primarily from the military mobilization of key employees in Israel following the attacks by Hamas on October 7, 2023. The Company expects to file the Form 10-Q within the extension period of five calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Wilson	(201)	996-9000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $34.2 million and $99.1 million for the three and nine months ended September 30, 2023, respectively, compared to revenue of $34.3 million and $102.0 million for the three and nine months ended September 30, 2022, respectively. The Company expects to report gross profit for the three months ended September 30, 2023 of approximately $17.1 million, or 50.1% of total revenue, compared to gross profit of $17.2 million, or 50.1% of total revenue, for the three months ended September 30, 2022. The Company expects to report gross profit for the nine months ended September 30, 2023 of approximately $49.8 million, or 50.2% of total revenue, compared to gross profit of $47.8 million, or 46.9% of total revenue, for the nine months ended September 30, 2022. The Company expects to report net loss attributable to common stockholders for the three months ended September 30, 2023 of approximately $(5.0) million, or $(0.14) per basic and diluted share, compared to net loss attributable to common stockholders of $(3.5) million, or $(0.10) per basic and diluted share, for the three months ended September 30, 2022. The Company expects to report net loss attributable to common stockholders, inclusive of a $7.5 million gain on bargain purchase for Movingdots GmbH, for the nine months ended September 30, 2023 of approximately $(5.8) million, or $(0.16) per basic and diluted share, compared to net loss attributable to common stockholders of $(9.0) million, or $(0.25) per basic and diluted share, for the six months ended September 30, 2022.

For a comparison of the Company’s unaudited results of operations for its quarter ended September 30, 2023 compared to its quarter ended September 30, 2022, please see the press release issued on November 9, 2023, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished with the Securities and Exchange Commission on November 9, 2023.

Forward Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding the Company’s expectations regarding its financial information for its quarter ended September 30, 2023 and the Company’s expectation that it will file the Form 10-Q within the extension period of five calendar days, as provided under Rule 12b-25 under the Exchange Act. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees and are subject to the risk that the Company is not able to complete its Form 10-Q within the extension period of five calendar days, as well as the risk that the Company finds errors as it completes its consolidated financial statements. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

PowerFleet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2023	By:	/s/ David Wilson
David Wilson
Chief Financial Officer